Levett Rockwood P.C.

Attorneys-at-Law

PETER H. STRUZZI

pstruzzi@levettrockwood.com

February 13, 2009

By EDGAR

John P. Lucas

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bolt Technology Corporation
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed September 12, 2008
Definitive Proxy
Filed October 24, 2008
File No. 1-12075

Dear Mr. Lucas:

Reference is made to the letter of the Commission to Joseph Espeso, Chief Financial Officer of Bolt Technology Corporation, dated January 30, 2009. This confirms our telephone conversation on February 12, 2009, in which you confirmed it would be acceptable for Bolt Technology Corporation to file its response to the Commission’s letter by February 20, 2009.

Should you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Peter H. Struzzi

Peter H. Struzzi

cc:	Mr. Joseph Espeso
Bolt Technology Corporation